SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35121; 812-15209

Blue Tractor ETF Trust and Blue Tractor Group, LLC

January 31, 2024

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice of an application to amend a prior order for exemptive relief.

Summary of Application: Applicants request an order ("Amended Order") that would amend a prior order to permit a Fund (as defined below) to engage in short sales with respect to the same types of instruments that a Fund is permitted to hold as long positions.

Applicants: Blue Tractor ETF Trust and Blue Tractor Group, LLC ("Applicants").

Filing Dates: The application was filed on March 19, 2021, and amended on August 12, 2021, February 15, 2022, June 3, 2022, June 7, 2023 and January 30, 2024.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov and serving Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on February 26, 2024 and should be accompanied by proof of service on the Applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Investment Company Act of 1940 ("Act"), hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing to the Commission's Secretary.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants:

MMundt@stradley.com.

FOR FURTHER INFORMATION CONTACT: Deepak T. Pai, Senior Counsel; Trace W.

Rakestraw, Senior Special Counsel, at (202) 551-6825 (Division of Investment Management,

Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and

conditions, please refer to Applicants' fifth amended and restated application, dated January 30,

2024, which may be obtained via the Commission's website by searching for the file number at

the top of this document, or for an Applicant using the Company name search field, on the SEC's

EDGAR system. The SEC's EDGAR system may be searched at,

https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the

SEC's Public Reference Room at (202) 551-8090.

I.   Introduction

1.   On December 10, 2019, the Commission issued an order[1] (as subsequently

amended,[2] the "Prior Order")[3] under section 6(c) of the Act for an exemption from sections

2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and rule 22c-1 under the Act, under sections 6(c)

and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act, and under

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[1]   *See* Blue Tractor ETF Trust and Blue Tractor Group, LLC, Investment Company Act Release No. 33682
(Nov. 14, 2019) (notice) and Investment Company Act Release No. 33710 (Dec. 10, 2019) (order).

[2]   *See* Blue Tractor ETF Trust and Blue Tractor Group, LLC, Investment Company Act Release No. 34194
(Feb. 10, 2021) (notice) and Investment Company Act Release No. 34221 (Mar. 9, 2021) (order).

[3]   Except as specifically noted in the application for the Amended Order, all representations and conditions
contained in the application first submitted with the Commission (File No. 812-14625), as amended and
restated, and filed with the Commission on October 23, 2019 (the "First Application"), as modified
according to the application for an amended order subsequently submitted with the Commission (File No.
812-15162), as amended and restated, and filed with the Commission on January 19, 2021, remain
applicable to the operation of the Funds and will apply to any Funds relying on the Amended Order.

section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.[4] The Prior Order permits Applicants to operate a novel type of actively-managed exchange-traded fund ("ETF") that is not required to disclose its full portfolio holdings on a daily basis (each, a "Fund"). Rather, pursuant to the Prior Order, each Business Day[5] a Fund publishes a basket of securities and cash that, while different from the Fund's portfolio, is designed to closely track its daily performance (the "Portfolio Reference Basket").

2. Under the Prior Order, a Fund may not borrow for investment purposes or hold short positions. Applicants now seek to amend the Prior Order to permit a Fund to engage in short selling, but only in the same types of instruments that a Fund is permitted to hold as long positions in its actual portfolio ("Portfolio Instruments").[6]

II. The Application

A. Applicants' Proposal

3. Upon amending the Prior Order, the Portfolio Reference Basket will be constructed in the same manner as described in the Prior Order, except that it will include a first portion corresponding to the long positions in the Fund's actual portfolio and a second portion corresponding to the short positions in the Fund's actual portfolio. Applicants represent that, in the aggregate, the Portfolio Reference Basket will provide an arbitrage tool to allow market participants to price and hedge their positions in the ETF shares.

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[4] The relief granted under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the "Section 12(d)(1) Relief"), and relief under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act relating to the Section 12(d)(1) Relief, expired on January 19, 2022. *See* Fund of Funds Arrangements, Investment Company Act Rel. No. 10871 (Oct. 7, 2020), at III.

[5] *See* First Application at 12.

[6] *See* First Application at 8.

4. As described in the application, a Fund will disclose publicly on its website the respective aggregate weightings of the long and short positions in the Fund's actual portfolio. In this manner, Applicants represent that market participants will understand the overall long and short exposures in the Fund's actual portfolio even though the weightings of individual long and short positions in the Portfolio Reference Basket will be different than the weightings of those individual long and short positions within the Fund's actual portfolio. Applicants also represent that although short positions cannot be transferred within the Fund's creation basket, long positions and cash amounts representing the net value of short positions would be included in the Fund's creation basket, just as with ETFs relying on Rule 6c-11.

B. Considerations relating to the Requested Relief

5. Applicants represent that they do not believe that the use of short positions related to the Portfolio Instruments will give rise to any new policy concerns, stating that the disclosure of short positions will not change the ability of arbitrageurs and market participants to recognize, value, and execute on arbitrage opportunities. Applicants represent that the inclusion of short positions in the actual portfolio and disclosure of those short positions in the Portfolio Reference Basket will not disrupt the correlation between the performance of the Portfolio Reference Basket and the actual portfolio. Applicants also believe that the pricing of short positions in the Portfolio Instruments should be as readily ascertainable as the pricing of long positions in those same Portfolio Instruments because the pricing of the short positions will reflect the liquidity and pricing transparency of the related Portfolio Instruments. As noted above, moreover, Applicants have committed that the Funds would publish daily the aggregate short exposure of the actual portfolio and the aggregate long exposure of the actual portfolio so that market participants will

have even more information about the ways in which the positions in the Portfolio Reference Basket relate to the actual portfolio.

III.   Requested Exemptive Relief

Applicants believe that the Prior Order, as amended, continues to meet the relevant standards for relief pursuant to section 6(c) of the Act for an exemption from sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act.[7]

IV.   Applicants' Conditions:

Applicants agree that the Amended Order granting the requested relief will be subject to all of the conditions in the Prior Order.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Sherry R. Haywood,

Assistant Secretary.

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[7]   *See supra* note 4.